UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE

SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

for the transition period from                      to

Commission File Number 000-00121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke & Soffa Industries, Inc.

2101 Blair Mill Road

Willow Grove, PA 19090

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

Our audit was made for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania

May 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA

June 15, 2004

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2004 (Modified Cash Basis)

	2003	2004
Assets:
Investments, at fair value:
Equity funds	$36,026,148	$40,143,700
Fixed income funds	4,437,920	3,873,847
Kulicke and Soffa Industries, Inc. common stock	20,548,183	12,820,809
Money market fund	8,162,032	8,425,533
Participant loans	1,330,454	1,142,456

Total investments	70,504,737	66,406,345
Due from broker for securities sold	68,600	20,441

Net assets available for benefits	$70,573,337	$66,426,786

The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2004 (Modified Cash Basis)

	2003	2004
Additions to net assets:
Investment income (loss):
Interest and dividends	$610,007	$1,171,554
Net gain (loss) on fair value of investments	21,667,517	(4,807,089)

	22,277,524	(3,635,535)

Contributions:
Employer (Non-cash)	1,983,277	2,194,436
Employee	4,828,376	5,031,498

	6,811,653	7,225,934

Total additions	29,089,177	3,590,399

Deductions from net assets:
Benefit payments	6,830,552	7,366,169
Administrative and other fees	160,601	129,919
Transfer of assets	—	240,862

Total deductions	6,991,153	7,736,950

Net increase (decrease)	22,098,024	(4,146,551)
Net assets available for benefits, beginning of year	48,475,313	70,573,337

Net assets available for benefits, end of year	$70,573,337	$66,426,786

The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the “Plan”) provides only general information. A more complete description of the Plan’s provisions is included in the Plan agreement.

General

The Plan is a defined contribution plan established on January 1, 1987 and most recently amended on October 1, 2001. Employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute an amount up to 25% of their compensation, on a before-tax or after-tax basis, for the contribution period subject to limitations of the Internal Revenue Service (“IRS”). Effective January 1, 2001, Kulicke and Soffa Industries, Inc. (the “Company”) began making a matching contribution on participant before-tax contributions up to 6% of compensation in an amount equal to 50% of employee contributions for employees with less than fifteen years of service and 100% of employee contributions for employees with fifteen or more years of service. Prior to January 1, 2001, the Company made matching contributions on participant before-tax contributions of up to 6% of compensation, in an amount equal to 30% of employee contributions for employees with less than five years of service, 50% of employee contributions for employees with at least five years of service but less than fifteen years of service and 100% of employee contributions for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25% of employee contributions for participants ages 40-44, 50% of employee contributions for participants ages 45-54 and 75% of employee contributions for participants ages 55 or older. Also, upon beginning participation in the Plan, prior to October 2, 2001, the Company made a one time $500 initial (“Jump Start”) contribution for participants. This Jump-Start contribution was discontinued for employees who first became a participant in the plan on or after October 2, 2001. All Company matching contributions are satisfied by a contribution of shares of Company common stock.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions and allocations of the Company contributions, Plan earnings or losses and administrative expenses. Allocations of the Company contributions, Plan earnings or losses and administrative expenses are based on account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants’ accounts is based on years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, and 100% vested after 4 years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

Withdrawals and Loans

A participant may elect to withdraw or borrow amounts from his or her account under various conditions described in the Plan agreement. See Note 4 Participant Loans below.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles, and is an acceptable method of reporting under Department of Labor regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded as expenses when they have been paid by the Plan.

Valuation of Investments

Participant loans and the money market fund are valued at cost, which approximates fair value. Other investments are stated at fair value, which has been determined using quoted market prices for these investments on the last trading day of the Plan year. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is accrued when earned.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets are separately identified at their fair values below.

	2003	2004
Kulicke and Soffa Industries, Inc. Common Stock	$20,548,183	$12,820,809
Fidelity Growth Company Fund	14,621,128	15,197,542
Fidelity Retirement Money Market Portfolio	8,162,032	8,425,533
Spartan U.S. Equity Index Fund	4,443,294	4,937,761
Fidelity Puritan Fund	3,850,629	4,541,574
Fidelity Low Price Stock Fund	N/A	3,325,722

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004

The net appreciation (depreciation) in fair value of investments for the years ended December 31 by class of investment is comprised of the following:

	2003	2004
Equity funds	$8,836,503	$3,116,812
Fixed income funds	(39,554)	540
Kulicke and Soffa Industries, Inc. Common Stock	12,870,568	(7,924,441)

	$21,667,517	$(4,807,089)

4.	PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Loan fund. A loan is collateralized by the balance in the participant’s vested accrued benefit and bears interest at a rate commensurate with market rates for similar loans, as defined (at 5.0% and 5.25% for loans issued in the year ended December 31, 2003 and ranging from 5.0% to 6.0% for loans issued in the year ended December 31, 2004). Participants are permitted to have up to two loans outstanding at any time.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	INCOME TAXES

The IRS has determined and informed the Company by a letter dated April 23, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

7.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. The forfeiture balance was $152,267 and $213,253 at December 31, 2003 and 2004, respectively. During the Plan year ended December 31, 2003, $149,987 was used from the forfeiture account and during the Plan year ended December 31, 2004, $120,345 was used from the forfeiture account.

8.	RELATED PARTIES

Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee of the Plan. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. Common Stock. Therefore, the Plan’s transactions in these investments qualified as party-in-interest transactions, which were exempt from prohibited transaction rules of ERISA. The Plan has participant loans outstanding, which are secured solely by a portion of the participant’s vested account balance.

9.	TRANSFER OF ASSETS

In February 2004, the Company sold its flip chip business unit. In connection with the sale, assets amounting to $240,862 were transferred out of this Plan.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2004

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the values of investment securities will occur in the near term and it is possible that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

11.	NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2004
Net assets:
Common stock	$1,924,625	$2,006,128

Changes in net asset:
Contributions	1,983,061	2,194,436
Net appreciation (depreciation)	38,686	(7,594)
Benefit payments	(86,421)	(49,394)
Administrative and other fees	—	(17,239)
Transfers to participant-directed investments	(2,494,035)	(2,038,706)

	$(558,709)	$81,503

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

EIN 23-1498399 Plan 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2004

	Identity of Issue, Borrower Lessor, or Similar party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Investments	Fidelity Growth Companies Fund	$15,197,542
*	Fidelity Investments	Fidelity Retirement Money Market Fund	8,425,533
*	Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock	12,820,809
*	Fidelity Investments	Spartan US Equity Index Fund	4,937,761
*	Fidelity Investments	Fidelity Ginnie Mae Fund	2,584,899
*	Fidelity Investments	Fidelity Puritan Fund	4,541,574
*	Fidelity Investments	Fidelity Equity Income Fund	2,562,407
*	Fidelity Investments	Pimco Total Return Fund	1,288,949
*	Fidelity Investments	Fidelity Low Price Stock Fund	3,325,722
*	Fidelity Investments	Fidelity Select Technology Fund	2,219,081
*	Fidelity Investments	Fidelity Select Healthcare Fund	1,221,448
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	1,644,123
*	Fidelity Investments	Fidelity Dividend Growth Fund	1,264,466
*	Fidelity Investments	Fidelity Small Cap Stock Fund	978,639
*	Fidelity Investments	Fidelity Diversified International Fund	884,740
*	Fidelity Investments	Templeton World Fund	1,366,196
*	Participant Loans	Interest Rates from 4.80% - 10.50%, Maturity Dates
		Vary, Secured by Account Balances	1,142,456

			$66,406,345

*	Party-In-Interest

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

EIN 23-1498399 Plan 002

Schedule H, Line 4j - Schedule of Reportable Transactions (Modified Cash Basis)

December 31, 2004

(a) Identity of Part Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost	(f) Current Value	(g) Net Gain (Loss)
Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock	$4,530,196	$—	$4,530,196	$4,530,196	$—
Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock	—	4,307,329	4,178,038	4,307,329	129,291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Robert F. Amweg
Robert F. Amweg Chairman, Kulicke & Soffa Industries, Inc. Plan Administrator Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm